CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 25 to Registration Statement No. 033-21561on Form N-1A of our report dated February 25, 2010, relating to the financial statements and financial highlights of Nicholas Money Market Fund, Inc., appearing in the Annual Report on Form N-CSR of Nicholas Money Market Fund, Inc. for the year ended December 31, 2009, and to the references to us under headings "Financial Highlights" and “Independent Registered Public Accounting Firm” in the Prospectus and “Disclosure of Portfolio Holdings” and "Independent Registered Public Accounting Firm and Legal Counsel" in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, WI April 29, 2010